InterOil Exploring Potential Partnership With Energy World Corp. to Invest in and Supply LNG to an LNG Hub Terminal and Power Plant

CAIRNS, Australia, and HOUSTON, March 23, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that InterOil and Pacific LNG Operations Ltd., have signed a non-binding memorandum with Energy World Corporation Ltd. (AX: EWC), which has a permit to construct an LNG Hub Terminal and a 300MW combined cycle gas turbine (CCGT) power plant located on Pagbilao Grande Island, Philippines, to negotiate taking an ownership interest and establish an associated downstream gas sale, purchase, transmission and distribution services company.

The LNG Hub Terminal is designed to be located adjacent to an existing power plant and consist of facilities for unloading, storage, regasification, and processing of LNG and/or regasified LNG of 1 bcf per day. The CCGT power plant is being designed to consist of 2 x 150MW modules and planned to be built in two phases. A key basis for exploring the partnership is that the CCGT power plant could be the anchor buyer of the proposed PNG EWC Joint Venture LNG facility, sourcing up to 500,000 tonnes per annum.

The gas distribution services company would be established to purchase, transmit, distribute and sell LNG and/or regasified LNG on a wholesale or retail basis to the Philippine gas market.

Phil Mulacek, CEO, stated, "We look forward to progressing our discussions to expand our existing relationship with EWC. The LNG Hub Terminal project and its associated LNG off-take agreement for base load power in the Philippines has the capacity to underpin the proposed PNG EWC LNG facility, assisting our progress toward a final investment decision for that facility."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil's refinery in Port Moresby, Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

About Energy World Corporation Ltd.

Energy World Corporation Ltd. (EWC) is an integrated energy company based in Hong Kong and listed in Australia and New Zealand. EWC has primary gas and power operations located at Sengkang, South Sulawesi in Indonesia; and also produces gas, power and was the first producer of domestic LNG in Australia. Management of EWC has been involved in over 2,225MW of Power projects in the Philippines. On or about 31 January 2011, EWC received from the Secretary of the Department of Energy of the Republic of the Philippines a permit for the development, construction and operation of a Liquefied Natural Gas Hub Terminal and Re-gasification Facility on Pagbilao Grande Island, Quezon Province, the Philippines. Energy World Corporation Ltd.'s ordinary shares trade on the Australian Exchange under the symbol EWC.

Investor Contacts for InterOil:
Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.Hunt@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward-Looking Statements

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes, plans, projects or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning: the development and construction of the LNG Hub Terminal, the CCGT Power Plant in the Philippines, an LNG plant in Papua New Guinea and associated infrastructure; the establishment of a company to purchase, transmit, distribute and sell LNG and/or regasified LNG on a wholesale or retail basis to the Philippine gas market; the negotiation, execution, and timing of definitive agreements with Energy World Corporation in respect of such LNG Hub Terminal, CCGT Power Plant and LNG distribution company; the costs, timing and commercial viability of the LNG Hub Terminal and CCGT Power Plant; the timing and commencement of operations of the LNG plant; the amount of gas to be processed at the plant; the development of infrastructure required for the plant; the capacity of the CSP; the ownership interests in the Elk and Antelope fields; and anticipated benefits from the LNG plant. These statements are based on certain assumptions made by the Company based on the terms of the KTA with EWC and agreements with EWC in respect of the proposed LNG plant, in addition to its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur, including, in particular that InterOil will enter into definitive agreements with EWC in respect of the development of the LNG Hub Terminal, CCGT Power Plant or LNG plant or the establishment of the LNG distribution company or whether such LNG Hub Terminal, CCGT Power Plant or LNG plant will be developed or commence operations. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors described in the Company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas or gas condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company's filings.

We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.